Filed by MainSource Financial Group

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MBT Bancorp

Commission File No. 000-12422

Set forth below are slides to be used in a presentation to employees of The Merchant’s Bank and Trust Company, the wholly-owned subsidiary of MBT Bancorp, regarding the proposed merger transaction between MainSource Financial Group and MBT Bancorp.

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Welcome to MainSource Financial Group

We will achieve our vision by: 2 MainSource Financial Group, Inc. To Partner With MBT Bancorp

Additional Information for Shareholders Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, MainSource will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of MBT Bancorp (“MBT”) and a Prospectus of MainSource, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations”. MainSource and MBT and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MBT in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. 3

We will achieve our vision by: Forward Looking Statement Disclosure This presentation contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. These forward looking statements are subject to a number of factors and uncertainties which could cause MainSource Financial Group, Inc.’s (“MSFG”), MBT Bancorp’s (“MBT”) or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and neither MSFG nor MBT assumes any duty to update forward looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between MSFG and MBT, including future financial and operating results, accretion and earn-back, cost savings, enhanced revenues, long term growth, and the expected market position of the combined company that may be realized from the transaction, and (ii) MSFG’s and MBT’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “will,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “positioned,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. Management's determination of the provision and allowance for loan losses, the carrying value of acquired loans, goodwill, and the fair value of investment securities involve judgments that are inherently forward-looking. These statements are based upon the current beliefs and expectations of MSFG’s and MBT’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements. There is no assurance that the due diligence process would identify all risks associated with the transaction and no assurance that the conditions to closing will be satisfied. Additional information concerning risks is contained in MSFG’s most recently filed Annual Reports on Form 10-K, recent Current Reports on Form 8-K and other SEC filings. 4

Pro Forma Franchise Summary MSFG MBT 5 Our Partnership with MBT Bancorp We are excited to welcome MBT Bancorp as MainSource Financial Group’s new partner We share your commitment to service, community involvement and Midwest values Together, we are a strong, community focused financial institution with over $3.1B in assets and 80 locations All Merchants Bank and Trust offices will remain open and operate under the MainSource Bank brand upon closing We will maximize ongoing employment opportunities for all MBT employees Transaction is expected to close in the third or fourth quarter of 2014

Opportunity to come together with a strong financial institution that shares our commitment to service and community banking Provides a great opportunity for MainSource to strengthen its footprint in Dearborn County and enhance our growth strategy in greater Cincinnati Leverages the MainSource brand, product set and capabilities This partnership represents a tremendous cultural and business fit that we believe will benefit your clients and the communities where you live and work Why this Partnership Makes Sense 6

MainSource Management 7 Introductions

MSFG Franchise Overview MainSource Financial Group is a community focused, financial holding company with assets of approximately $2.9 billion Headquartered in Greensburg, Indiana We currently operate 74 full-service offices throughout Indiana, Illinois, Kentucky and Ohio We believe our long-term success is directly related to the health of our communities About MainSource Financial Group, Inc. 8

Indiana Public Bank Holding Company 9

MainSource Financial Group NASDAQ Stock Symbol MSFG

Commercial Banking Primarily focused on attracting and servicing businesses with annual revenues of $5 million and $50 million. Covers all markets within the company’s geographic footprint. As we have grown larger, we have realized the need to designate specialists that service select industries. Commercial Banking is comprised of the following teams: Commercial and Industrial, Agricultural, Small Business Administration Lending (SBA), Equipment Finance, Commercial Real Estate and Treasury Management. Consumer Banking Mortgage Banking Wealth Management Focused on attracting and servicing consumers and small businesses in our geographic footprint. It includes our Retail Branch Network, Business Banking, Call Center and Alternative Channel Banking. Our Retail Branch Network includes 74 full-service banking centers and 81 ATMs throughout the states of Indiana, Illinois, Kentucky and Ohio. We are also a member of the AllPoint ATM Network. Our Business Bankers work closely with our retail branch team to attract and service businesses with annual revenues under $5 million. Our Mortgage Banking team includes over 30 dedicated lending officers who work to attract and service customers in need of loans for construction of a home, the purchase of a home or for refinancing a home. We offer a wide range of products from conventional loans to rural housing loans, FHA loans and jumbo loans. The majority of the mortgage loans we originate we also service. Our Wealth Management Group is comprised of a Trust Division and a Brokerage Division. We partner with Raymond James for our brokerage services and currently manage $550 million in assets. We have 10 full time financial advisors throughout our network. Our Trust Division provides traditional trust services including trust administration, guardianships, custodial services, estate settlements, funeral and living trusts. We currently have $270 million in assets under management. Our Lines of Business 11

12 Local Leadership and Involvement in Our Communities A record $225,000 was donated by MainSource and our employees to the United Fund/United Way in 2013. MainSource employees volunteered their time on 146 community boards and committees throughout our geographical footprint.

13 Local Leadership and Involvement in Our Communities In 2013, we volunteered 5,500 hours in our local communities.

Customer and Employee Engagement 14 MainSource partners with Gallup for: Customer Engagement Employee Engagement High levels of Employee Engagement leads to higher Customer Engagement and a more successful company.

Commitment to Employees 15

16 Commitment to Employees  MainSource Life needs a great bank. Medical, Dental & Vision Insurance - Cigna Life Insurance 2 X’s Salary -Cigna  Short-Term Disability - Cigna 401K Free Weight Management, Tobacco Cessation and Stress Management Programs Free Will Preparation Program Opportunity to purchase additional life insurance for self, spouse and children Provided to Full-Time Employees Provides 66 2/3% of base income for approved medical leaves Opportunity to purchase Long Term Coverage Provides 80% Company Match on first 8%

17 Commitment to Employees

18 Commitment to Employees

What can you tell me about my employment with MainSource? What is the anticipated timeline for closing and conversion? Where can I find additional information on benefits? Will any banking offices be consolidated? How will the merger impact customers and what should customers do about their accounts? Can we expect any changes to our culture? How does MainSource approach client service? What should I do if someone from the media contacts me? Frequently Asked Questions 19